Ark therapeutics

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Phone: +44 (0) 20 7388 7722
Fax: +44 (0) 20 7388 7805
www.arktherapeutics.com

RECEIVED
2007 JUN 12 A 8:17
[illegible]

8 June 2007

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

07024368

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

N Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

Registered Office:
79 New Cavendish Street
London W1W 6XB, UK
Registered in England 4313987

ARK THERAPEUTICS GROUP PLC

RECEIVED

2007 JUN 12 A 8:17

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE MARCH 23, 2007**
1.1	Form 88(2) - Return of Allotment of Shares dated March 26, 2007
1.2	Form 88(2) - Return of Allotment of Shares dated April 23, 2007
1.3	Resolutions passed at Annual General Meeting - April 26, 2007
1.4	Form 88(2) - Return of Allotment of Shares dated May 3, 2007
1.5	Form 88(2) - Return of Allotment of Shares dated May 14, 2007
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE MARCH 23, 2007**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated March 30, 2007 regarding Holding(s) in Company
2.1.2	Announcement dated April 2, 2007 regarding Annual Information Update
2.1.3	Announcement dated April 2, 2007 regarding Voting Rights and Capital
2.1.4	Announcement dated April 24, 2007 regarding Research Update
2.1.5	Resolutions passed at Annual General Meeting - April 26, 2007 (see 1.3)
2.1.6	Announcement dated April 26, 2007 regarding Results of Annual General Meeting
2.1.7	Announcement dated April 27, 2007 regarding Regulatory Update
2.1.8	Announcement dated April 30, 2007 regarding Voting Rights and Capital
2.1.9	Announcement dated May 2, 2007 regarding Trinam® RAC Application
2.1.10	Announcement dated May 22, 2007 regarding Trinam Update
2.1.11	Announcement dated May 31, 2007 regarding Research Update
2.1.12	Announcement dated May 31, 2007 regarding Voting Rights and Capital
2.1.13	Announcement dated June 7, 2007 regarding Kerraped Launch
2.1.14	Announcement dated June 8, 2007 regarding Block Listing Interim Review
2.1.15	Announcement dated June 8, 2007 regarding Block Listing Interim Review

ARK THERAPEUTICS GROUP PLC

3.	**PRESS RELEASES SINCE MARCH 23, 2007**
3.1	Press release dated April 24, 2007 regarding Research Update (see 2.1.4 above)
3.2	Press release dated April 27, 2007 regarding Regulatory Update (see 2.1.7 above)
3.3	Press release dated May 2, 2007 regarding Trinam® RAC Application (see 2.1.10 above)
3.4	Press release dated May 22, 2007 regarding Trinam Update (see 2.1.10 above)
3.5	Press release dated May 31, 2007 regarding Research Update (see 2.1.11 above)
3.6	Press release dated June 7, 2007 regarding Kerraped Launch (see 2.1.13 above)

Companies House
— for the record —

RECEIVED
2007 JUN 12 A 8:17

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	120000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	0.69P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED A/C LDCLT Address CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 120,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N.L.Plummer Date 26/03/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	37496	33326	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	50P	0.69P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LTD A/C LDCLT Address CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 70,822
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N J C Plummer Date 23/04/2007

~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 8:1?

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	04	2007			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	3750	7500	3750
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share (including any share premium)	50p	60.5p	74p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED A/C LDCLT Address CAPSTAN HOUSE,ONE CLOVE CRESCENT,EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 15,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed NRC Plummer. Date 03/05/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	05	2007			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,000		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	0.605 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED A/C LDCLT Address CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INIDA DOCK LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N R C Plummer. Date 14/05/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARK THERAPEUTICS GROUP PLC

COMPANY REGISTRATION NUMBER 4313987

At the annual general meeting of Ark Therapeutics Group plc duly convened and held on 26 April 2007, the following resolutions were passed, of which resolutions 1 to 9 were passed as ordinary resolutions and resolution 10 was passed as a special resolution.

ORDINARY RESOLUTIONS

1 To receive the accounts for the financial year ended 31 December 2006, together with the reports of the Directors and Auditors thereon.

2 To approve the Directors' remuneration report for the year ended 31 December 2006.

3 To re-appoint Dr Wolfgang Plischke who is submitting himself for re-appointment as a Director.

4 To re-appoint Dennis Turner who is submitting himself for re-appointment as a Director.

5 To re-appoint Martyn Williams who is submitting himself for re-appointment as a Director.

6 To re-appoint Peter Keen who, having served on the Board of the parent company of the Group for more than nine years, is submitting himself for re-appointment as a Director.

7 To re-appoint Sir Mark Richmond, aged 76 and, having served on the Board of the parent company of the Group for more than nine years, is submitting himself for reappointment as a Director.

8 To re-appoint Deloitte & Touche LLP as Auditors of the Company to hold office until the end of the next meeting at which the financial statements are presented and to authorise the Directors to set their remuneration.

9 That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £497,986 (being 30% of the Company's issued share capital as at 14 March 2007, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2008 or on 26 July 2008, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of section 80 of the Act.

SPECIAL RESOLUTION

10 That the Directors be and are hereby empowered pursuant to section 95(1) of the Act, subject to the passing of resolution 9 above, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 9 above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other pre-emptive offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by

such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and (b) otherwise than pursuant to paragraph (a) of this resolution and for any purpose other than the allotment of equity securities pursuant to any exercise of warrants under a warrant instrument of the Company dated 31 December 2006, up to an aggregate nominal amount of £82,998 (being 5% of the Company's issued share capital as at 14 March 2007), and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 or on 26 July 2008, whichever is the earlier (save that the Company may, at any time before the expiry of such power, make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the Directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired). This power is in substitution for any and all powers previously conferred upon the Directors for the purposes of section 95 of the Act.

N.R.C. Plummer.

Secretary

Regulatory Announcement

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	13:57 30-Mar-07
Number	1053U

RNS Number:1053U
Ark Therapeutics Group PLC
30 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

ARK THERAPEUTICS GROUP PLC

2. Reason for the notification (please state Yes/No): N/A

An acquisition or disposal of voting rights: (   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other: Transitional disclosure required following the implementation of the DTR rules (x)

3. Full name of person(s) subject to the notification obligation:

Hansa Trust plc

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

30 March 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares: Ordinary

GB0034251727

Situation previous to the triggering transaction:

Number of shares:

Number of voting Rights:

Resulting situation after the triggering transaction:

Number of shares:

Direct:

Number of voting rights:

Direct:	5,375,000
Indirect:	

% of voting rights:

Direct:	3.24%
Indirect:	

B: Financial Instruments N/A

Resulting situation after the triggering transaction:

Type of financial instrument:

Expiration Date:

Exercise/conversion period/date:

Number of voting rights that may be acquired if the instrument is exercised/converted.

% of voting rights:

Total (A+B)

Number of voting rights:	5,375,000
% of voting rights:	3.24%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

N/A

15. Contact telephone number:

N/A

16. Contact name and telephone at issuer

NICK PLUMMER
Company Secretary
Ark Therapeutics Group plc

020 7388 7722

30 March 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED

2007 JUN 12 A 8:10

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Annual Information Update
Released	12:22 02-Apr-07
Number	2235U

ARK THERAPEUTICS GROUP PLC

2 April 2007

Annual Information Update

Ark Therapeutics Group plc (the "Company") is pleased to provide an annual information update in accordance with the requirements of Prospectus Rule 5.2. This update refers to information that has been published or made available by the Company to the public in the 12 months up to and including 30 March 2007.

The following UK regulatory announcements have been made via the Regulatory News Service provided by the London Stock Exchange:

Date	Headline
28 March 2006	Annual Information Update
30 March 2006	Agreement
27 April 2006	Placing and Open Offer
27 April 2006	Results of Annual General Meeting
19 May 2006	Re Placing and Open Offer
22 May 2006	Directors' Shareholdings
26 May 2006	Director Share Dealing
5 June 2006	Blocklisting Interim Review
9 June 2006	Holding(s) in Company
21 June 2006	Agreement
27 June 2006	Holding(s) in Company
7 July 2006	US Patent for Vitor
13 July 2006	Holding(s) in Company
4 August 2006	Notice of Results
23 August 2006	Research Update
30 August 2006	Interim Results
1 September 2006	Cerepro EMEA Review
5 September 2006	Research Update
8 September 2006	Holding(s) in Company
27 September 2006	Research Update
2 October 2006	Holding(s) in Company
10 October 2006	Kerraboot
13 October 2006	Cerepro Patent Granted
27 November 2006	Holding(s) in Company
4 December 2006	Blocklisting Interim Review
4 December 2006	Blocklisting Interim Review
14 December 2006	Placing of Shares
18 December 2006	Holding(s) in Company
20 December 2006	Voting and Rights Capital
20 December 2006	Holding(s) in Company
5 January 2007	Research Update
11 January 2007	Research Update
15 January 2007	Award
19 January 2007	Notice of Results
22 January 2007	Total Voting Rights

25 January 2007	Holding(s) in Company
1 February 2007	European Grant Awarded
5 February 2007	Option Awards
6 February 2007	Holding(s) in Company
16 February 2007	Research Update
16 February 2007	Holding(s) in Company
22 February 2007	Stroke Patent
23 February 2007	Holding(s) in Company
1 March 2007	Voting Rights and Capital
5 March 2007	Holding(s) in Company
7 March 2007	Final Results
12 March 2007	Holding(s) in Company
15 March 2007	Holding(s) in Company
19 March 2007	Block Listing Application
30 March 2007	Holding(s) in Company

Copies of all regulatory announcements for Ark Therapeutics Group plc can be found on the Press Release Archive page on the Company's website www.arktherapeutics.com

The Ark Therapeutics Group plc Annual Report 2006 and the Interim Report 2006 were filed on 26 March 2007 and 5 September 2006 respectively at the UKLA Document Viewing Facility, Financial Services Authority, 25 The Colonnade, Canary Wharf, London E14 5HS. These documents are also available on the Company's website www.arktherapeutics.com or on application to the Company Secretary.

A Placing and Open Offer prospectus was filed at the UKLA Document Viewing Facility, Financial Services Authority, 25 The Colonnade, Canary Wharf, London E14 5HS on 27 April 2006. This document is available upon application to the Company Secretary.

The Company has also made the following filings at Companies House:

Date of Filing	Document filed
27 April 2006	Resolutions passed at Annual General Meeting
2 May 2006	Amended Articles of Association
8 June 2006	Return of Allotment of Shares
11 September 2006	Return of Allotment of Shares
19 September 2006	Return of Allotment of Shares
28 September 2006	Return of Allotment of Shares
28 September 2006	Return of Allotment of Shares
2 October 2006	Return of Allotment of Shares
3 October 2006	Return of Allotment of Shares
6 November 2006	Return of Allotment of Shares
6 November 2006	Return of Allotment of Shares
12 January 2007	Return of Allotment of Shares
29 January 2007	Return of Allotment of Shares
2 February 2007	Return of Allotment of Shares
9 February 2007	Return of Allotment of Shares
28 February 2007	Return of Allotment of Shares
28 February 2007	Return of Allotment of Shares
16 March 2007	Return of Allotment of Shares
19 March 2007	Return of Allotment of Shares
26 March 2007	Return of Allotment of Shares

Copies of these documents can be obtained from Companies House, Crown Way Maindy, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

Further information is available regarding the Company and its activities on its website www.arktherapeutics.com.

The information referred to in this update was up to date at the time the information was published, but some information may now be out of date.

Enquiries:

Ark Therapeutics Group plc 020 7388 7722
Nick Plummer, Company Secretary

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Voting Rights and Capital
Released	13:42 02-Apr-07
Number	2308U

2 April 2007

Ark Therapeutics Group plc

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") announces that the Company's capital consists of 166,115,358 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to the interest in, Ark under the FSA's Disclosure and Transparency Rules.

- Ends -

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 24-Apr-07
Number	3782V

Ark Therapeutics Group plc

Phase III Cerepro™ Study Completes Recruitment

24 April 2007, London UK: Ark Therapeutics Group plc ("Ark" or the "Company") today announces that it has completed recruitment into the Phase III trial (Study 904) for Cerepro™, its novel gene-based medicine for the treatment of operable high grade glioma (malignant brain tumour).

Study 904 is a standard care-controlled study to assess the efficacy and safety of Cerepro™ in 250 patients with high grade glioma. Patients are randomised in a 1:1 ratio, either to standard care alone, or to standard care plus Cerepro™ and patients are blinded to the point of treatment allocation. The multi-centre study is being conducted in Europe and Israel.

Clinical trials completed to date have shown that Cerepro™ treatment produces an average extension of 7.5 months of life, giving around 15.5 months survival in a disease where most patients will only live for around 8 months.

Cerepro™ has Orphan Drug Status in Europe and the USA. It is manufactured by Ark in its facility in Finland, the first facility ever to be approved to manufacture gene-based medicines for commercial supply in Europe.

Cerepro™ is currently undergoing regulatory review for early marketing approval with the European regulatory authority (EMEA), based on the data from already completed Phase II trials. The Company expects the review to be completed shortly.

Nigel Parker, Chief Executive of Ark, commented:

"Completion of recruitment into this Phase III study is a key milestone for Cerepro™ and we are pleased to report this news according to plan. The increasingly rapid recruitment into this trial has been very encouraging and reflects the enthusiasm amongst neurosurgeons for this much-needed product and the growing appeal of gene-based therapies. Cerepro™ has previously demonstrated that it is able almost to double average patient survival time offering significant hope to patients who develop malignant glioma. It is also the first gene-based medicine[1] to undergo full regulatory review and we look forward to updating investors on the outcome of the EMEA's review in the near future."

Note 1: outside China

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive Officer
Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Anna Keeble

Notes to Editors

Malignant glioma
Malignant glioma is a devastating and fatal form of brain tumour that is usually confined to the brain. The current standard

therapy involves surgically removing the solid tumour mass (when possible) and initiating radiotherapy and/or chemotherapy. Even with the latest approved treatments, most patients die within one year of diagnosis, with average survival being about eight months. Little therapeutic progress has been made in recent years and the prognosis for malignant glioma patients is poor. A high unmet clinical need exists for new treatments that prolong life in this devastating disease. There are approximately 16,000 cases of malignant glioma in the EU per annum which are operable.

Cerepro™

Cerepro™ is an adenoviral mediated gene based medicine (ad.HSV tk) given by multiple injections into the healthy brain tissue of patients following surgical removal of the solid tumour mass. In the following days, ganciclovir, is given intravenously. Once treated, healthy brain cells surrounding the site where the tumour was removed express the enzyme thymidine kinase. This converts the ganciclovir to a substance which specifically kills dividing cells. The healthy neurones surrounding the tumour in the brain are non-dividing and are therefore not susceptible to this substance. In this way, Cerepro™ harnesses healthy brain cells to help prevent a new tumour from growing.

Ark Therapeutics Group plc

Ark Therapeutics Group plc, is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's own products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED
2007 JUN 12 A 8:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Result of AGM
Released	17:29 26-Apr-07
Number	6186V

Results of Annual General Meeting

London, UK, 26 April 2007: At the Annual General Meeting of Ark Therapeutics Group plc (LSE: AKT) held today all resolutions were duly passed with the exception of resolution 11. Resolution 11 was to empower the Directors to allot securities pursuant to section 95 of the Company's Act 1985 in respect of a warrant instrument of the Company dated 13 December 2006.

A summary of the proxy voting will be published in the Investor Relations section of the Company's website at www.arktherapeutics.com.

Copies of the approved resolutions will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000

Enquiries:

Ark Therapeutics Group plc	
Nick Plummer, Company Secretary	+44 (0)20 7388 7722

Financial Dynamics	+44 (0)20 7831 3113
David Yates	
Anna Keeble	

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Regulatory Update
Released	07:00 27-Apr-07
Number	6238V

Ark Therapeutics Group plc

EMEA decision on Cerepro™ Phase II filing

27 April 2007, London UK: Ark Therapeutics Group plc ("Ark" or the "Company") today announces that it has been informed by the European medicines regulatory authority, the EMEA, that in their opinion marketing approval cannot yet be given for Cerepro™, Ark's novel gene-based medicine for the treatment of operable high grade glioma (malignant brain tumour). Although detailed feedback has yet to be received from the EMEA, it is understood that the EMEA takes the view that there is not yet a sufficient weight of clinical evidence from the limited number of patients included in the Phase II data to conclude that the risk benefit for patients has been proven beyond doubt.

The Cerepro™ filing has determined the regulatory pathway and standards for approval of gene-based medicine in Europe and Cerepro™ appears to have cleared all the historically problematic technical issues, including the Chemistry and Manufacturing Controls (CMC), Preclinical and Environmental sections of the approval process. Only the nature and extent of the clinical data now appears outstanding. Overall this success represents one of the most significant advances for many years in this breakthrough area of biomedicine.

Ark will be examining the EMEA's detailed feedback relating to the outstanding concerns, when received, before deciding how to progress the regulatory approval process. These concerns may be able to be resolved through the provision of further data or analyses from the existing Phase II trials or new data may be required from the larger ongoing Phase III study (Study 904), which has recently completed recruitment on schedule.

Study 904 is being conducted as part of Ark's existing business plan and is a standard care-controlled trial to assess the efficacy and safety of Cerepro™ in 250 patients with high grade glioma. Patients are randomised in a 1:1 ratio, either to standard care alone, or to standard care plus Cerepro™ and patients are blinded to the point of treatment allocation. The multi-centre study is being conducted in Europe and Israel.

Cerepro™ has Orphan Drug Status in Europe and the USA. It is manufactured by Ark in its facility in Finland, the first facility ever to be approved to manufacture gene-based medicines for commercial supply in Europe. The Phase II clinical trials completed to date have shown that Cerepro™ treatment produces an average extension of 7.5 months of life, giving around 15.5 months survival compared to the standard care group, which survived around 8 months.

Nigel Parker, Chief Executive of Ark, commented:

"Cerepro™ was filed early as an Orphan Drug because it has shown significant patient benefit in both of its Phase II trials. Early approval would have been welcome upside news but the major successes in clearing manufacturing, preclinical and environmental sections of the filing are huge regulatory steps forward for Cerepro™ and for the prospects of gene-based medicines in Europe. Enthusiasm for Cerepro™ is illustrated by the rapid rate of recruitment into our Phase III study and we will continue to develop the product according to plan, with the goal of making it commercially available to glioma patients as soon as possible."

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive Officer
Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Anna Keeble

Notes to Editors

Malignant glioma
Malignant glioma is a devastating and fatal form of brain tumour that is usually confined to the brain. The current standard therapy involves surgically removing the solid tumour mass (when possible) and initiating radiotherapy and/or chemotherapy. Even with the latest approved treatments, most patients die within one year of diagnosis. Little therapeutic progress has been made in recent years and the prognosis for malignant glioma patients is poor. A high unmet clinical need exists for new treatments that prolong life in this devastating disease. There are approximately 16,000 cases of malignant glioma in the EU per annum which are operable.

Cerepro™
Cerepro™ is an adenoviral mediated gene based medicine (ad.HSV tk) given by multiple injections into the healthy brain tissue of patients following surgical removal of the solid tumour mass. In the following days, ganciclovir, is given intravenously. Once treated, healthy brain cells surrounding the site where the tumour was removed express the enzyme thymidine kinase. This converts the ganciclovir to a substance which specifically kills dividing cells. The healthy neurones surrounding the tumour in the brain are non-dividing and are therefore not susceptible to this substance. In this way, Cerepro™ harnesses healthy brain cells to help prevent a new tumour from growing.

Ark Therapeutics Group plc
Ark Therapeutics Group plc, is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's own products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Voting Rights and Capital
Released	15:58 30-Apr-07
Number	7988V

30 April 2007

Ark Therapeutics Group plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rules, Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") confirms that as at the date of this announcement the Company's issued share capital consists of 166,201,180 ordinary shares with voting rights.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to the interest in, Ark under the FSA's Disclosure and Transparency Rules.

- Ends -

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Trinam(R) RAC Application
Released	07:00 02-May-07
Number	9219V

Ark Therapeutics Group plc

Ark commences clearance process for Trinam® Phase III trial with US Recombinant DNA Advisory Committee application

2 May 2007, London, UK: Ark Therapeutics Group plc announces that it has filed its application to the US Recombinant DNA Advisory Committee (RAC) to obtain clearance for its planned Phase III US clinical study of Trinam®, Ark's novel gene-based therapy to prevent haemodialysis access graft blockage.

The RAC is expected to make a decision by the end of its meeting scheduled for 19-21 June. Ark has previously obtained clearance for a 200+ patient study of Trinam® from the RAC and this new application reflects the revised architecture following the successful end of Phase II meeting with the FDA, announced on 11 January 2007.

Commenting on the announcement Ark's CEO, Dr Nigel Parker, said:

"This is an important stage in the clearance process to allow us to commence Trinam®'s pivotal Phase III study. RAC hearings are held in public and it is important that as development progress is made with such new DNA-based medicines the public has the opportunity to comment. The RAC is an independent body to the FDA and we need to obtain this clearance alongside our work with the FDA. Trinam® continues to progress well and we look forward to giving further updates in due course."

For further information:

Ark Therapeutics Group plc — Tel: + 44 (0)20 7388 7722
Dr Nigel Parker, CEO
Martyn Williams, CFO

Financial Dynamics — Tel: +44 (0)20 7831 3113
David Yates
Anna Keeble

Notes to Editors

Trinam®

Trinam® is a combination of a vascular endothelial growth factor gene in an adenoviral vector (Ad-VEGF-D) and Ark's biodegradable local delivery collagen collar device (EG001). At the end of the access graft surgery procedure, the collar is fitted around the outside of the vein/graft join. The Ad-VEGF-D solution, which reduces the likelihood of blood clots and intimal hyperplasia, is then injected into the space between the wall of the collar and the blood vessel. This unique method of administration of the gene localises its delivery to the target tissue site, maximising efficacy, avoiding systemic distribution and thus minimising the potential for side effects.

Trinam® has undergone a Phase II clinical study, which has shown encouraging early efficacy results, with grafts of treated patients remaining functional for dialysis on average between two and four times longer than controls. For the primary end point of safety, no quantifiable systemic distribution of Trinam® was found and the product is well tolerated. No serious side effects were exhibited other than those consistent with the nature of the operation and condition.

After consultation with the FDA in January 2007 Ark announced that it intended to undertake a small pre-clinical study on Trinam®, investigating biodistribution in an "end-to-side" procedure for surgical placement of the graft. If the results of this study are in line with expectations, it will allow the Phase III trial to include this procedure alongside the "end-to-end" placement procedure. Pending SPA agreement, the Phase III study is expected to commence around mid-2007 and to last for approximately 18 months.

The Phase III study is being planned as a multi-centre, randomised, controlled trial of up to 250 patients in which the efficacy and safety of Trinam® will be investigated in patients with end stage renal disease (ESRD) requiring vascular access for haemodialysis. Patients with ESRD will be randomised to receive either Trinam® in addition to standard care or standard care alone at the time of surgical placement of a synthetic PTFE graft for vascular access. The primary endpoint of the trial will be the time to graft failure.

Recombinant DNA Advisory Committee

The US National Institutes of Health (NIH) established the RAC on October 7, 1974 in response to public concerns regarding the safety of manipulating genetic material through the use of recombinant DNA techniques. Although the RAC's membership and responsibilities have evolved over time with scientific understanding and developments in this technology, it continues to serve the NIH, as well as the scientific and lay publics, as a critically important forum for open, public deliberation on the panoply of scientific, ethical, and legal issues raised by recombinant DNA technology and its basic and clinical research applications. Over the course of the Committee's existence, transparency and access have been its defining characteristics, enabling public acceptance of a critically important technology and creating an environment in which science can advance in an informed, safe, and ethical manner.

The RAC comprises experts in a wide range of scientific and medical disciplines and also includes ethicists and members of patient and other lay communities. Because of the dedication, effort, and thoughtful contributions of its members over the past 30 years, the RAC has been a vital national forum promoting critically important scientific progress in a transparent, responsible, and safe manner and enhancing public trust in the science.

Ark Therapeutics Group plc

Ark Therapeutics Group plc, is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's own products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED

2007 JUN 12 A 8:

OFFICE OF ... CORPORATE ...

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Trinam Update
Released	07:00 22-May-07
Number	9884W

Ark Therapeutics Group plc

US Recombinant DNA Advisory Committee gives early clearance for Trinam® Phase III trial

22 May 2007, London, UK: Ark Therapeutics Group plc announces today that it has been given clearance by the US Recombinant DNA Advisory Committee (RAC) for its planned Phase III US clinical study of Trinam®, Ark's novel gene-based therapy to prevent haemodialysis access graft blockage.

Ark filed its application to the RAC earlier this month and a final decision had been expected by the end of the RAC's public review process scheduled for 19-21 June. After the initial review, the RAC members have determined that the application does not require further review and discussion in a public session and has therefore given clearance for the product to commence the 200+ patient pivotal Phase III study. The Company will now undergo Special Protocol Assessment (SPA) for the Phase III study with the FDA and the trial is expected to commence in the second half of 2007 once this is complete.

Commenting on the announcement Ark's CEO, Dr Nigel Parker, said:

"The rapid granting of this approval without the need for a public hearing illustrates just how far gene-based medicine has advanced in the last year or two. We look forward to giving further updates on the SPA process in due course."

For further information:

Ark Therapeutics Group plc — **Tel: + 44 (0)20 7388 7722**
Dr Nigel Parker, CEO
Martyn Williams, CFO

Financial Dynamics — **Tel: +44 (0)20 7831 3113**
David Yates
Anna Keeble

Notes to Editors

Trinam®

Trinam® is a combination of a vascular endothelial growth factor gene in an adenoviral vector (Ad-VEGF-D) and Ark's biodegradable local delivery collagen collar device (EG001). At the end of the access graft surgery procedure, the collar is fitted around the outside of the vein/graft join. The Ad-VEGF-D solution, which reduces the likelihood of blood clots and intimal hyperplasia, is then injected into the space between the wall of the collar and the blood vessel. This unique method of administration of the gene localises its delivery to the target tissue site, maximising efficacy, avoiding systemic distribution and thus minimising the potential for side effects.

Trinam® has undergone a Phase II clinical study, which has shown encouraging early efficacy results, with grafts of treated patients remaining functional for dialysis on average between two and four times longer than controls. For the primary end point of safety, no quantifiable systemic distribution of Trinam® was found and the product is well tolerated. No serious side effects were exhibited other than those consistent with the nature of the operation and condition.

After consultation with the FDA in January 2007, Ark announced that it intended to undertake a small pre-clinical study on Trinam®, investigating biodistribution in an "end-to-side" procedure for surgical placement of the graft. If the results of this study are in line with expectations, it will allow the Phase III trial to include this procedure alongside the "end-to-end" placement procedure. Pending SPA agreement, the Phase III study is expected to commence around mid-2007 and to last for approximately 18 months.

The Phase III study is being planned as a multi-centre, randomised, controlled trial of up to 250 patients in which the efficacy and safety of Trinam® will be investigated in patients with end stage renal disease (ESRD) requiring vascular access for haemodialysis. Patients with ESRD

will be randomised to receive either Trinam® in addition to standard care or standard care alone at the time of surgical placement of a synthetic PTFE graft for vascular access. The primary endpoint of the trial will be the time to graft failure.

Recombinant DNA Advisory Committee

The US National Institutes of Health (NIH) established the RAC on October 7, 1974 in response to public concerns regarding the safety of manipulating genetic material through the use of recombinant DNA techniques. Although the RAC's membership and responsibilities have evolved over time with scientific understanding and developments in this technology, it continues to serve the NIH, as well as the scientific and lay publics, as a critically important forum for open, public deliberation on the panoply of scientific, ethical, and legal issues raised by recombinant DNA technology and its basic and clinical research applications. Over the course of the Committee's existence, transparency and access have been its defining characteristics, enabling public acceptance of a critically important technology and creating an environment in which science can advance in an informed, safe, and ethical manner.

The RAC comprises experts in a wide range of scientific and medical disciplines and also includes ethicists and members of patient and other lay communities. Because of the dedication, effort, and thoughtful contributions of its members over the past 30 years, the RAC has been a vital national forum promoting critically important scientific progress in a transparent, responsible, and safe manner and enhancing public trust in the science.

Ark Therapeutics Group plc

Ark Therapeutics Group plc, is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's own products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:01 31-May-07
Number	4804X

New study shows Scavidin® is effective in slowing tumour development and improving survival time

Demonstrates potential of Ark's unique DNA-based targeting technology to reduce side effects and increase efficacy of chemotherapy and other pharmaceuticals

London, UK, 31 May 2007: Ark Therapeutics Group plc announces today that its novel gene-based drug targeting platform technology, Scavidin®, has shown further pre-clinical evidence of being highly effective in slowing tumour development and significantly improving survival time using a low dose of the radiotherapy Yttrium^{90} which would be sub-therapeutic if administered conventionally.

Scavidin® was used to target and concentrate intravenous doses of approximately one-fifth the conventional levels of the radioisotope Yttrium^{90} in a model of malignant glioma, a particularly aggressive and fatal form of brain tumour. In the model, the treatment group survived 32% longer on average ($p<0.0001$) than those given Yttrium^{90} without Scavidin® or untreated controls. Scavidin® DNA was transfected into the brain tumours using a viral vector. Biotin-tagged Yttrium^{90} was given intravenously at a sub-therapeutic dose. Yttrium^{90}without Scavidin® was used as the treatment control. Only where Scavidin® had been transfected was an improvement in survival observed. No major side-effects were observed.

In February 2006 Ark announced its initial evidence of effective tumour control with between a fifth and a tenth of the conventional doses of Yttrium^{90} and paclitaxel in cancer models of tumour growing under the skin. The results today provide further evidence of the potential wide utility for this leading edge technology in very large markets.

Ark will now continue to optimise the vector and dosing regimes and explore the full concentration gradient capabilities of Scavidin®. It will also continue pre-clinical toxicity work prior to commencing clinical studies after consulting with the regulators.

Nigel Parker, CEO of Ark, commented:
"Our previous model results had shown effective tumour control and now this third model has shown this translates into improved survival time at an Yttrium^{90} dose which, if used conventionally, would have no effect. Scavidin® has the potential to improve the therapeutic effect and reduce the unpleasant side-effects of a wide variety of drugs, most obviously chemotherapy and other potent anti-cancer agents, but also in many other therapies where the side-effects are high and thus dose-limiting."

Dr David Eckland, Ark's Research and Development Director,,added:
"*Scavidin® targeting technology offers the possibility of cancer patients being given up to a 10 times lower dose of an anti-cancer drug than in conventional treatment approaches. This could markedly reduce side-effects such as hair loss and vomiting and enable the treatment to be repeated more easily. It also allows the anti-cancer drug to be concentrated into the tumour at higher levels and thus its biological 'cancer cell killing' efficacy can be very substantially increased."*

For further information please contact:

Ark Therapeutics Dr Nigel Parker, Chief Executive Martyn Williams, CFO	**+44 (0)20 7388 7722**
Financial Dynamics David Yates/Anna Keeble	**+44 (0)20 7831 3113**

Scientific Notes

Scavidin® is a novel two-part drug targeting technology originating from the DNA which expresses a specific LDL receptor on white blood cells. This natural receptor usually collects undesired fats and damaged cells and membranes from the blood, taking them into the white blood cells and releasing them for destruction as part of the body's natural 'clean up' system. By modifying the DNA sequence for such receptor types, Ark has developed a new family of receptors which specifically bind only to the protein biotin, a naturally occurring substance which can easily be attached to therapeutic agents.

The Scavidin® DNA is put into the tumour where it expresses the new drug targeting receptor. The therapeutic agent, pre-tagged with biotin, is then given intravenously at low doses. As the therapeutic agent circulates round the body, Scavidin® extracts it from the blood by binding to the biotin tag, taking it into the cell and releasing it. The receptor then goes back and collects more. This revolutionary 'molecular shuttle' system concentrates the therapeutic agent from a low and ineffective dose in the blood to a high therapeutic dose specifically in the target tissue. In this way an important and highly effective therapeutic, which could have a poor safety profile (such as chemotherapy with high unwanted side-effects) at a traditional dose, may be given in a low and safe dose systemically, with Scavidin® concentrating it specifically at the disease site where its treatment effect is needed. As such, it has enormous potential across many disease areas.

Scavidin® was discovered by Ark scientists in Kuopio, Finland. Based principally on the scavenger and low density lipoprotein receptors, the Scavidin® DNA contains a sequence causing the receptor (technically a fusion protein) to be expressed with the protein avidin as the 'collecting head'. Avidin binds only to biotin with a bond strength (10^{-14}) almost twice that of an antibody-antigen bond and, as such, is a highly specific and powerful targeting construct. In vitro and in vivo mechanistic proof of priniciple of Scavidin®'s ability to concentrate molecules from the blood into a target tissue in models has demonstrated that Scavidin® is able to concentrate a range of different biotinylated agents from small radioisotopes like $Technetium^{99m}$ and $Yttrium^{90}$, through larger molecules like ferritin complexes and horseradish peroxidase stain and paclitaxel to large organic molecules like immunoglobulin. Evidence of Scavidin®'s binding strength has been confirmed using atomic force microscopy. By switching between tetra avidin and mono avidin constructs, Scavidin®'s binding abilities can be varied between 10^{-14} and 10^{-7} allowing wide drug retention variation and by modifying other DNA regions, Scavidin® can be modified to hold a therapeutic agent on the cell surface or slowly or rapidly internalise it. Scavidin® has been administered successfully with standard gene medicine vectors, such as adenovirus, retrovirus and semliki forest virus, and the Company currently favours lentivirus as the integrational vector. Scavidin® intellectual property is owned exclusively by Ark Therapeutics and is covered by granted patents or applications undergoing prosecution until 2019.

Ark Therapeutics Group plc

Ark Therapeutics Group plc is a specialist healthcare group (the "Group"), addressing high value areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro™, Vitor™, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or

implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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RECEIVED

2007 JUN 12 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Voting Rights and Capital
Released	10:13 31-May-07
Number	5039X

31 May 2007

Ark Therapeutics Group plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rules, Ark Therapeutics Group plc (LSE: AKT) ("Ark" or the "Company") confirms that as at the date of this announcement the Company's issued share capital consists of 166,215,430 ordinary shares with voting rights.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to the interest in, Ark under the FSA's Disclosure and Transparency Rules.

- Ends -

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©2007 London Stock Exchange plc. All rights reserved

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Kerraped Launch
Released	07:00 07-Jun-07
Number	8678X

Ark strengthens wound care portfolio with third product Kerraped®

Pricing agreed with NHS Business Services Authority with UK launch scheduled for Q3

London, UK, 7 June 2007 - Ark Therapeutics Group plc ("Ark") today announces that its subsidiary, Patient Plus Limited, has signed an exclusive licensing agreement with Darco GmbH & Co., a manufacturer of surgical, trauma and wound care products, in respect of the UK and international marketing rights for a Darco proprietary medical footwear device for the management of diabetic foot ulcer patients. The device will be marketed by Ark under the Ark brand of Kerraped®. Ark also announces today that it has successfully achieved pricing re-imbursement from the UK NHS Business Services Authority for Kerraped®, making it the first product of its class to be available to the NHS on prescription.

Under the terms of the licensing agreement, Darco will manufacture and supply the product at an agreed transfer price to Ark, who will be responsible for reimbursement and conducting all sales and marketing activities. Ark will launch an all purpose boot (APB) and a more lightweight shoe version of Kerraped® after their listing in the Drug Tariff Guide in a new category to be called 'Plantar Pressure Offloading Devices', currently expected in August, at a price of £16.63 and £12.57 respectively.

Ark's existing UK sales force, which currently markets Kerraboot®, a novel microclimate dressing device for diabetic and venous leg ulcers, and Flaminal®, an antimicrobial gel for infected wounds, will be used to promote Kerraped®. The two Kerraped® variants will have wide utility being suitable for all patients who need to reduce plantar pressure (pressure on vulnerable areas of the sole of the foot). Kerraped® can be used with Ark's Kerraboot® and will improve patients' mobility as well as providing further protection to the wound. Ark's existing international Kerraboot® licensees will be offered the local distribution rights to Kerraped® where appropriate.

A recent audit of Primary Care Trusts in the UK[1] has shown that the absence of the availability of properly designed medical footwear in the community results in 66% of patients wearing footwear which is inappropriate for their condition. This results in a significantly higher rate of foot ulcer recurrence, particularly in the diabetic community, as well as a significantly increased number of falls. Kerraped® has been shown to reduce plantar pressure by up to 30%[2] and does not need to be customised to achieve this pressure reduction. Unlike other products, Kerraped® can be prescribed by primary healthcare professionals without additional training and product customisation.

Kerraped®'s inclusion in the Drug Tariff as the first in a new class is driven by its potential to offer significant cost savings to the NHS. With diabetic foot ulcers alone, the cost of treatment to the NHS is currently estimated at around £500m per annum. Net cost savings to the NHS of up to £90 million could be possible, as clinical data so far has shown that medical footwear providing proper offloading characteristics can keep diabetic patients' feet ulcer-free for up to three times longer and reduce relapse rates overall by 50%[3].

Nigel Parker, CEO of Ark, commented:

"Such specialist footwear has historically only been available in hospitals where its biomechanical characteristics have been well recognised by specialists as providing benefits to healing ulcers and preventing recurrence. As the number of patients with diabetes increases, the NHS is coming under mounting pressure to offer an effective treatment to patients beyond the hospital setting. Kerraped® will be available now to the whole community and will give all patients the mechanical offloading they need at a very cost effective price.

This agreement with Darco represents another development in our long-term strategy of building a stand-alone wound care and devices division and allows us to leverage our UK sales infrastructure for Kerraboot® and Flaminal®."

References:

(1) King B et al "An Audit of Footwear for Patients with Leg Bandages" Nurs Times; 103(9): 40,42-3
(2) Glod DJ, Gibbons RW. "A comparison of weight bearing pressures in various postoperative devices. The Journal of Foot and Ankle Surgery." Vol 35;2: 1996
(3) Uccioli L "Manufactured shoes in the prevention of diabetic ulcers" Diabetes Care, 18; 10, 1995

For further information:

Ark Therapeutics Group plc — **Tel: + 44 (0)20 7388 7722**
Dr Nigel Parker, CEO
Martyn Williams, CFO

Financial Dynamics — **Tel: +44 (0)20 7831 3113**
David Yates
Anna Keeble

Notes to Editors

The Diabetic Foot Ulcer market

The prevalence of diabetes in the UK is 4.2% of the total population. 15% of these patients will suffer from an ulcer at some point during their lives and around 5% of all diabetics will have a foot ulcer in a 12 month period[4]. These UK statistics indicate that there will be around 123,000 diabetic foot ulcers in any 12 month period. Around half of these will be in need of treatment at any one time. About 50% of patients undergoing non-traumatic amputation have a diabetic foot ulcer. These patients have a high mortality following amputation, ranging from 39% to 80% over 5 years[5]. Whilst data vary across the world these data are generally representative of the global situation.

References:

(4) NICE (2004) "Type 2 diabetes: Prevention and Management of Foot Problems" Clinical Guidelines 2004
(5) Moulik KP "Amputation and mortality in new-onset diabetes foot ulcers stratified by etiology" Diabetic Care, 26: 491-494, 2003

Darco

Darco is an international group of companies with operations in the USA, Europe and China. They specialise in innovative solutions for foot surgery, such as implants and instruments, but also post-operation shoes and pressure-relief shoes.

Ark Therapeutics Group plc

Ark Therapeutics Group plc is a specialist healthcare group (the "Group"), addressing high value

areas of unmet medical need within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. With two marketed devices, Kerraboot®, and Flaminal®, and three further lead pharmaceutical products in late stage clinical development: Cerepro®, Vitor®, and Trinam®, the Group is transitioning from an R&D company to a commercial, revenue generating business.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Blocklisting Interim Review
Released	08:00 08-Jun-07
Number	0057Y

RNS Number:0057Y
Ark Therapeutics Group PLC
08 June 2007

Ark Therapeutics Group plc

8 June 2007

BLOCKLISTING SIX MONTHLY RETURN

1. Name of applicant:

   Ark Therapeutics Group plc

2. Name of scheme

   Ark Therapeutics Group Unapproved Share Option Scheme (the "Scheme")

3. Period of return:

From 3/12/2006 To 2/6/2007

4. Balance under scheme from previous return:

   810,901

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   2,000,000

6. Number of securities issued/allotted under scheme during period:

   176,399

7. Balance under scheme not yet issued / allotted at end of period

   2,634,502

8. Number and class of securities originally listed and the date of admission

   126,220,994 ordinary shares admitted to listing on 8/3/2004

9. Total number of securities in issue at the end of the period

   166,215,430

Name of contact Nick Plummer

Address of contact	Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB
Telephone number of contact	0207 388 7722
Signed by	Nick Plummer Company secretary
for and on behalf of	Ark Therapeutics Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Blocklisting Interim Review
Released	08:00 08-Jun-07
Number	0067Y

RNS Number:0067Y
Ark Therapeutics Group PLC
08 June 2007

Ark Therapeutics Group plc

8 June 2007

BLOCKLISTING SIX MONTHLY RETURN

1. Name of applicant:

   Ark Therapeutics Group plc

2. Name of scheme

   Ark Therapeutics Group Enterprise Management Incentive Share Option Plan (the "Scheme")

3. Period of return:

From 3/12/2006 To 2/6/2007

4. Balance under scheme from previous return:

   187,255

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   1,000,000

6. Number of securities issued/allotted under scheme during period:

   141,572

7. Balance under scheme not yet issued / allotted at end of period

   1,045,683

8. Number and class of securities originally listed and the date of admission

   126,220,994 ordinary shares admitted to listing on 8/3/2004

9. Total number of securities in issue at the end of the period

   166,215,430

Name of contact Nick Plummer

Address of contact 79 New Cavendish Street, London W1W 6XB

Telephone number of contact 0207 388 7722

Signed by Nick Plummer
Company secretary

for and on behalf of Ark Therapeutics Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

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